

Mail Stop 0407

April 12, 2005

Via U.S. Mail and Fax (011) 86-755-8221-0133

Andy Lin
President and Chief Financial Officer
Intermost Corporation
10th Floor
B10-07 Guomao Building
Renmin Road (South)
Shenzhen, China 518014

> **RE:** **Intermost Corporation**
> **Form 10-K for the fiscal year ended June 30, 2004 and 2003**
> **Filed: October 15, 2004**
>
> **Form 10-Q for the quarter ended September 30 and December 31, 2004**
> **File No. 0-30430**

Dear Mr. Lin:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                               Sincerely,

                               Larry Spirgel
                               Assistant Director